Filed by Cameron International Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cameron International Corporation
Commission File No.: 1-13884

The following is a transcript of the conference call hosted by Schlumberger Limited and Cameron International Corporation on August 26, 2015 at 8:30 am (US Eastern Time).

CORPORATE PARTICIPANTS

Simon Farrant	Jack B. Moore
Vice President-Investor Relations	Chairman & Chief Executive Officer, Cameron International Corp.

Paal Kibsgaard	Simon Ayat
Chairman and CEO	Chief Financial Officer & Executive Vice President

Robert Scott Rowe
President, Chief Operating Officer & Director, Cameron International Corp.

OTHER PARTICIPANTS

Ole H. Slorer Morgan Stanley & Co. LLC	Kurt Hallead RBC Capital Markets LLC

James Wicklund Credit Suisse Securities (USA) LLC (Broker)	Daniel J. Boyd BMO Capital Markets (United States)

James Carlyle West Evercore ISI	Douglas L. Becker Bank of America Merrill Lynch

William David Sanchez Scotia Howard Weil	Michael Kirk Lamotte Guggenheim Securities LLC

Sean C. Meakim JPMorgan Securities LLC

MANAGEMENT DISCUSSION SECTION

Operator: Ladies and gentlemen thank you for standing by and welcome to the Schlumberger and Cameron merger conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session with instructions given at that time. [Operator Instructions] And as a reminder, this conference is being recorded.

I would now like to turn the conference over to Mr. Simon Farrant, Vice President of Investor Relations. Please go ahead.

Simon Farrant
Vice President-Investor Relations

Thank you, Jenny. Ladies and gentlemen, thank you for joining us today and thank you for the opportunity to discuss Schlumberger’s agreement to acquire Cameron. I refer you to the press release announcing this event posted on both Schlumberger’s and Cameron’s Investor Relations websites.

We have initiated this conference call to introduce the transaction, our rationale for undertaking it, and the results we expect to achieve over time. For this discussion, we have with us here today in Houston: Paal Kibsgaard, Chairman and Chief Executive Officer of Schlumberger; Jack Moore, Chairman and Chief Executive Officer of Cameron; Scott Rowe, President and Chief Operating Officer of Cameron; and Simon Ayat, Schlumberger’s Chief Financial Officer.

Some of our comments today may include forward-looking statements reflecting Schlumberger’s and Cameron’s view about future events. These matters involve risks and uncertainties that could cause our actual result to materially differ from our forward-looking statements. These risks are discussed in Schlumberger’s and Cameron’s most recent annual reports on Form 10-K and other filings with the SEC. We welcome your questions after the prepared statements.

I will now turn the call over to Paal.

Paal Kibsgaard
Chairman and CEO

Thank you, Simon. Good morning, ladies and gentlemen. Thank you for joining us on this conference call. Before Jack presents the Cameron view and Simon takes you through the deal numbers, I will explain the Schlumberger rationale for this transaction and why we believe it is so compelling.

In recent presentations we have stated the need for the oil and gas industry to change the way it works, as we pursue a much needed step change in performance in a new world where oil prices no longer support a steadily increasing cost per barrel. At our investor conference in June 2014, we showed you how we are transforming Schlumberger by building on the pillars of technology, integration, efficiency, and reliability. These four factors are currently driving our operational and financial outperformance, as seen by our recent decremental margins, which are far better than those we have delivered in any previous downturn.

Today we are excited to announce that we have reached a definitive agreement to acquire Cameron, a company that we have worked very closely with in recent years, in particular through the OneSubsea joint venture. Four elements make this planned transaction extremely compelling. First is the broad opportunity for technology-led growth through the integration of Schlumberger’s reservoir and well technology with Cameron’s wellhead and surface technology, further enabled by our unique strength in instrumentation, software, and automation, all together launching a new era of total drilling and production system performance.

Second is the cost synergies that can be achieved through efficiency improvements in operating costs, engineering and manufacturing processes, and supply chain performance, strongly supported by our established corporate transformation platform.

Third is the value we will create for our customers through technology system innovation, improved operational performance, higher levels of cost efficiency, and much closer commercial alignment to new and more risk-based business models, all contributing towards improving production, increasing recovery, and lowering cost per barrel.

Last, the transaction will create value for shareholders through profitable technology-driven growth in complementary businesses with virtually no product line overlap between Schlumberger and Cameron. And although current business conditions are challenging, the timing of this transaction will provide the combined company the time required to be optimally positioned for the market recovery.

While I will leave the detailed financial discussion to Simon, let me just say that the transaction will expand our revenue base by more than 20% while achieving $300 million of synergies in the first year and $600 million in the second year after the transaction closes. These synergies make this transaction accretive to earnings per share as early as the end of the first year after close.

Before I explain in more detail the exciting growth opportunities that will emerge from the combined company, I would like to say a few words about Cameron and what drove us to pursue this transaction. Cameron with its proud 90-year history that began in pressure control technology is one of the premier engineering and manufacturing companies in our industry, with a broad portfolio of surface related drilling and production products which is well balanced between offshore and land markets. Through the quality of its people and its continued commitment to research and engineering, Cameron has a range of innovations and industry firsts in their name, particularly within the domain of pressure control, where they continue to represent the industry standard.

Today, Cameron holds well established market leadership positions in each of their product lines and has an unprecedented global installed base, with Cameron wellheads found on one-third of the world’s acceptable producing wells. When you add to this a company culture focused on the integrity and quality of their products and a management team open to new ideas, as we closely observed through our OneSubsea joint venture, it became clear to us that the basis for a fruitful combination of our two companies was not only compelling, but also culturally very feasible.

Building further on the cultural and technology fit between the two companies, let me now lay out the industrial logic for the transaction in more detail, starting off with a brief summary of how we have evolved our own technology offering over the past decades. The foundation for Schlumberger’s success since our creation in 1926 has been our reservoir expertise, which today is housed in our Reservoir Characterization Group, and includes our market-leading product lines in wireline, seismic, well testing, core and fluid analysis, data processing and the rest of our modeling software, as well as the industry’s largest petro-technical community, counting around 10,000 experts.

In addition to our unmatched reservoir expertise, the Reservoir Characterization Group has also established leadership positions in sensor and instrumentation design, numerical modeling, and software and control system development. Enabled by more than 30 petaflops of computing power, these disciplines represent the fundamental technology backbone of Schlumberger.

Building on the unique capabilities of our Reservoir Characterization Group, we have over the last few decades built an industry-leading downhole drilling offering by first transferring wireline technologies into the measurement and logging by drilling services of our D&M product line and by using our downhole tool design capabilities to build the industry’s leading rotary steerable systems.

In 2010 we further extended our downhole drilling offering through the Smith, M-I SWACO, and Geoservices transactions, which gave us a complete range of drill bits, drilling tools, drilling fluids, and mud-logging capability. With this, we brought together all the individual hardware components of the bottom-hole assembly into a fully integrated downhole system, leveraging our deep knowledge of instrumentation, software optimization, and automation.

Following a highly successful integration process, our Drilling group has in recent years posted industry-leading growth rates and at the same time improved profitability to now be in line with the rest of Schlumberger, whereas at the beginning it was clearly dilutive.

In parallel with expanding our drilling offering, we have also continuously evolved our production portfolio, again building on our core scientific platforms together with targeted M&A activity. In hydraulic fracturing, we have for years combined our reservoir expertise with the latest advances in fluid chemistry to drive well production and recovery through innovative stimulation services such as HiWAY and BroadBand. Our geoengineering well completions, which consistently deliver higher production compared to conventional techniques, are built directly on our unique formation evaluation measurements combined with our Mangrove reservoir and completion modeling software.

In coiled tubing, we have used wireline sensors and innovative telemetry technology to help establish our industry-leading ACTive platform. And through the acquisition of Camco in 1998, we added completion hardware to our offering, which we have evolved into our industry-leading [ph] Manara (9:10) Intelligent Completion System, which once again leverages measurements and control capabilities from reservoir characterization.

We have also established a leading position in the ESP and gas lift markets, which we in recent years have augmented by a series of acquisitions in rod lift and progressive cavity pumps to build a complete life-of-well artificial lift solution.

The evolution of our technology offering that I just outlined has three common threads. First, the driving force behind the technology evolution is the core expertise coming from our Reservoir Characterization Group. Second, the overarching value proposition continues to be the evolution of individual hardware components into integrated systems, thereby setting new standards of performance, facilitated by instrumentation, software modeling, control, and automation.

Third, in the evolution of our offering, we have successfully used targeted M&A activity to complement our own organic technology and business development efforts. Up until now, our focus as a company has been largely on the subsurface through the reservoir and the well. And the success of our overall approach can be seen by our market leadership position in almost all the downhole market segments we participate in and by our vastly superior operating margins.

As we continue to seek new ways to drive total system performance in the areas of both drilling and production, it has become very clear to us that there is huge potential in a much closer integration between the surface and subsurface parts of both drilling and production systems. The surface drilling components, including the BOP and rig equipment, are critical elements in the drilling process, and we aim to create the next step change in total drilling system performance by introducing new surface sensors and instrumentation, which together with the downhole data feeds into a common optimization software that directly controls and actuates all the key surface and downhole parameters in real time.

In a similar way, the surface and sea floor production equipment, including wellheads, valves, and processing hardware, are critical components of the production system. Here we aim to drive both production and recovery rates to the next level by introducing new surface sensors and instrumentation which, together with the static and dynamic data from the reservoir and the wells, will continuously feed into a common optimization software that directly controls and actuates all the key surface and downhole parameters.

So in summary, the industrial logic of this transaction is to create technology-driven growth by integrating Schlumberger’s leading reservoir and well technology with Cameron’s leading wellhead and surface technology into the industry’s first complete drilling and production system, fully enabled by our unique expertise in instrumentation, data processing, software optimization and control, and system integration.

Turning next to the organizational integration, the technology offerings of Schlumberger and Cameron are highly complementary with practically no overlap. Based on this, Cameron with its current product line structure will join Schlumberger as a complete new product group on par with our existing characterization, drilling, and production groups, which will significantly simplify the overall integration scope.

We also are very pleased to announce that Scott Rowe will take the helm of Cameron as it joins Schlumberger, and he will be instrumental in both the initial integration process as well as in the implementation of our medium to long-term growth plans. We have worked closely with Scott over the past three years, and have come to know him as an outstanding leader with great technical understanding and team-building capabilities, and he will add another dimension to the already outstanding leadership team of Schlumberger.

In terms of the initial integration priorities after the close, the focus will be on streamlining the corporate and back office support functions, leveraging our common infrastructure and supply chain buying power, as well as establishing a coordinated customer interface. Following this, we will shift our integration focus on to research, engineering, and manufacturing, as we pursue our stated goals of creating the industry’s first complete drilling and production systems.

That concludes my remarks. I will now hand the call over to Jack.

Jack B. Moore
Chairman & Chief Executive Officer, Cameron International Corp.

Thank you, Paal. I’m very pleased to be here today to talk about this exciting transaction, which builds on our three-year partnership with Schlumberger on our joint venture, OneSubsea, whose great success makes this a logical next step for Cameron. This transaction will create a transformational oil field equipment and services company. It will deliver immediate value to our shareholders while also enabling them to own a meaningful share of Schlumberger and participate in what we are creating here today.

After careful consideration, we determined that by combining these two great companies, we can achieve results that are greater than we could achieve independently. This is a great outcome for our shareholders, our employees, and our customers. We believe this highly complementary transaction is the best way to enable us to drive future growth through an integrated and expanded platform.

Upon closing this transaction, we will be well positioned to serve the changing needs of our customers around the world and help address the current market challenges that our customers are facing in today’s environment. We look forward to working closely with Schlumberger towards a seamless post-close integration, which will be led by Scott Rowe, Chairman and CEO-elect.

As Paul stated earlier, Cameron has a long and rich history founded on engineering, manufacturing, innovation, and customer excellence, all of this made possible by a dedicated, committed, and focused team of people doing the right things right each and every day for Cameron. We are truly excited to be part of defining the future and creating the industry’s first integrated drilling and production systems company.

I will now turn it back over to Paal.

Paal Kibsgaard
Chairman and CEO

Thank you, Jack. I will now hand the call over to Simon to cover the key financial details of the transaction.

Simon Ayat
Chief Financial Officer & Executive Vice President

Thank you, Paal, Jack. Good morning, everyone.
As you heard, Schlumberger and Cameron have entered into a merger agreement in a stock and cash deal. Cameron’s stockholders will receive 0.716 shares of Schlumberger Limited plus $14.44 in cash. Under the terms of the agreement, the principal U.S. subsidiary of Schlumberger will acquire Cameron.

In light of the recent volatility in the financial markets, both Schlumberger and Cameron felt that having Schlumberger’s stock represent a large component of the consideration was in the best interests of both of our shareholders. This is the reason for the 78:22 split between stock and cash.

The cash portion of the purchase price will be funded by cash on hand. Upon closing and reflecting the issuance of approximately 137 million new shares, Cameron shareholders will own approximately 10% of Schlumberger’s outstanding shares. The transaction is valued at $14.8 billion based on the Schlumberger closing stock price on August 25, 2015, and reflects net debt of $1.1 billion plus non-controlling interest of $900 million. The transaction represents a 56.2% premium to the closing stock price of Cameron on August 25. This is a 37% premium over the 20-day volume-weighted average. From a multiple perspective, the consideration is 8.8 times Cameron’s trailing 12-month EBITDA.

I would like to comment briefly on the synergies we have referred to in our press release. We have been considering this transaction for quite some time and have done a substantial amount of work from the bottom up on the expected synergies in this transaction. Therefore, we have a high degree of confidence in the estimates we have made.

We expect the transaction to close in the first quarter of 2016. We estimate pre-tax synergies to be approximately $300 million in the first 12 months after closing and $600 million in the second year. These numbers consist primarily of cost as opposed to revenue synergies in these first couple of years post-closing. As Paal mentioned, the opportunities for revenue synergies are very significant and are expected to grow considerably in future years.

As a result of these largely cost synergies alone and based on consensus estimates of both companies, we expect this transaction to be accretive on an EPS basis within the first 12 months of closing. This obviously includes certain estimates and assumptions regarding the purchase accounting, which can only be finalized upon the closing of the transaction.

Based on our current assumptions, we have estimated incremental after-tax depreciation and amortization as a result of fair value adjustment to the net assets of Cameron to be approximately $0.11 per share after taking into account the newly issued shares.

Lastly, let me comment on the topic that I know is on everyone’s mind. That is the stock buyback. Our priorities with respect to how we manage our cash flow have not changed. Our first priority is to reinvest in the business to drive growth through CapEx, R&D, and investments in future revenue streams such as multi-client and SPM [Schlumberger Production Management] projects. We will continue to review our dividend on an annual basis, and we will look to take advantage of M&A opportunities that present themselves. The balancing factor would continue to be the stock buyback program. As you know, both Schlumberger and Cameron have substantial stock buyback programs. In fact, during the first six months of 2015, the two companies bought back a combined $1.4 billion of their stock.

We have very high expectations for the free cash flow that the new combined company will generate. In this regard, we fully expect the new combined company to take advantage of its ability to generate the strong cash flows as well as the strength of its combined balance sheet in order to be very opportunistic in terms of buybacks.

And now I will turn the call over to Simon Farrant.

Simon Farrant
Vice President-Investor Relations

Thank you, Simon. We will now open the line for questions. As a reminder, Scott Rowe is also here and available to answer your questions.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] And we’ll go to the line of Ole Slorer with Morgan Stanley. Please go ahead.

Ole Slorer Morgan Stanley & Co. LLC	Q
Hello, congratulations on a very exciting and unexpected – that is for me – deal. I wonder whether you could, Paal or Jack, highlight. Looking beyond the cost savings, what do you think are the three greatest sources of potential revenues that exist on a three-year view?

Paal Kibsgaard Chairman and CEO	A
I can start off. Jack, if you want to add to it, please do so. As I outlined in my prepared remarks, the fundamental part of the transaction is to create growth opportunities around the overall combination of the downhole portfolio of Schlumberger and the surface portfolio of Cameron, and we see significant opportunity to do that in all the four different product lines of Cameron.

The guiding factor on top of these two strong portfolios is also our ability to instrument and drive performance through software controls and total system optimization and integration. So we have gone through each of the product lines, and we have a clear view of what these opportunities are. We’re not going to go into great detail over them today, but we will lay them out in our public speaking engagements in the coming weeks and months. But that’s the fundamental part of the value-generating part of the transaction.

Now some other elements as well is although Cameron is a global company, we still see opportunity for further geographical expansion, further leveraging our presence in all the countries we operate in, and our infrastructure in these countries. We also see opportunities of moving towards more performance-based service contracts from today’s equipment sales, rentals, and aftermarket service focus, which is another, I would say, revenue growth opportunity.

And obviously, we are very much involved with OneSubsea. And I think with taking full ownership of OneSubsea, we can also further accelerate the implementation of the joint vision we have for this part of the business. So, Ole, I think there are some of the key revenue synergies that we are going to be focusing in on. But the list is long, and we will unveil more of them as time progresses. Jack, do you want to add anything?

Jack B. Moore Chairman & Chief Executive Officer, Cameron International Corp.	A
Yes, Paal. I think Paal was very eloquent in how he addressed that. But let me say one thing, Ole. We have a roadmap to get this done, and it’s what we did with OneSubsea. If you look at Cameron today and our subsea business, we have a bigger share of the market. We have broader relationships with customers. We have a more expanded technology and product platform, and we’re more profitable. That is the roadmap of what we’re going to do with our drilling businesses, our surface businesses, our process businesses, and our valve businesses. It’s not a mystery on how we’re going to get this done. It’s clear where our focus is going to be, and we have a high degree of confidence of where this is going to lead us to.

Paal Kibsgaard Chairman and CEO	A
Ole?

Ole Slorer Morgan Stanley & Co. LLC	Q
Just a quick follow-up to you, Jack. I can see what Schlumberger brings to Cameron in OneSubsea, and clearly also in CamShalE. But in your words, what do you think Schlumberger can bring to your organization on the drilling side?

Jack B. Moore Chairman & Chief Executive Officer, Cameron International Corp.	A
Wow, look at what Schlumberger does subsurface. If you think of everything Cameron, Cameron is above everything that Schlumberger does. And combining those two can create whole new platforms that will enable much more efficiency and much more success for our customers as they drill in various formations around the world. So we’re excited about what we can create together.

Ole Slorer Morgan Stanley & Co. LLC	Q
It sounds like you just tore up the playbook, so congratulations and look forward to more information as we go along.

Paal Kibsgaard Chairman and CEO	A
Thank you, Ole.

Operator: Thank you. Jim Wicklund from Credit Suisse Securities, please go ahead.

James Wicklund Credit Suisse Securities (USA) LLC (Broker)	Q
Congratulations to everybody involved except me because now I’m restricted on everybody, but that’s – I can take a vacation now. Only question on drilling, I would think that from what you guys have talked about in the past on your goal to make land rigs a much more integrated part of the overall system, that that fits well in this and, Paal, your comments on how the goal is to change how the business charges, if you would. Can you give us a timeline of the performance-based pay, performance-based compensation, and the ability to offer such an integrated platform to the industry? How long will this take and how long before we start seeing some traction?

Paal Kibsgaard Chairman and CEO	A
These elements that you mentioned in terms of moving towards more performance-based service type of contracts, this is a key part of the synergy value that we see. So it is going to be a significant priority for us to get that done.

Now, we’re going to do that together with Scott and his team, looking at how we best can engage our customers, how we can best design these contracts to achieve joint value for both ourselves and the customers. And to give you a specific timeline, I would just say that this is probably close to the top of our list in terms of priorities.

We have the leading technologies both on the surface from Cameron and from the downhole from Schlumberger. And I think most of our customers, given the current state of the market, will be very open to look for new ways of working together; we are already seeing that in our separate engagements with our customers. I think when we now come together after the close of this transaction and offer an even broader and more compelling portfolio to our customers, I think the interest and the willingness to engage in these discussions is going to be there, which means I think we can get it done relatively quickly. But I’m not going to be pinned down on a specific time, Jim.

James Wicklund Credit Suisse Securities (USA) LLC (Broker)	Q
I think the potential of it is excellent. And you talk about automation and instrumentation. Most of the acquisitions you guys have made in the past several years have been more digital, and people were looking at Cameron as being more equipment and analog. But you’ve made the comment several times about adding your software instrumentation and automation capability. So you’re talking about a very broad integration of the capabilities that you’ve been acquiring and applying that to Cameron, right?

Paal Kibsgaard Chairman and CEO	A
Absolutely. So in terms of the integration of the company by itself, obviously Scott is going to run it. The main organizational integration will be relatively simple in terms of tying in the back office and the customer-facing organization and leveraging some of the buying power and so forth. But like you say, what is going to be the critical part of the integration is to basically get our two – our new organizations to work together, and to come up with these total systems that can drive performance both in the production and on the drilling side, and then engage our customers with these business models where we can help drive performance both for them and for us. So yes, Cameron is a great hardware company, and we have all these digital capabilities and a leading downhole portfolio, and the combination of all these factors is why we are very excited about the transaction.

James Wicklund Credit Suisse Securities (USA) LLC (Broker)	Q
Fascinating. Thanks, guys. Appreciate the time.

Paal Kibsgaard Chairman and CEO	A
Thanks, Jim.

Operator: Thank you. We’ll go to James West with Evercore ISI. Please go ahead.

James Carlyle West Evercore ISI	Q
Hey. Good morning, guys, and congratulations on a great transaction and one we’ve been calling for, for almost two years now. So thanks for making us look smart on this.

Paal Kibsgaard Chairman and CEO	A
Thank you.

James Carlyle West Evercore ISI	Q
So, Paal, one question I have for you or maybe for you and Scott is that the acceptance of OneSubsea into the marketplace has been I guess slower than I would have expected, but maybe not slower than you would have expected. But do you need to pull OneSubsea into the Schlumberger family, if you will, in order to drive greater acceptance of the value proposition here?

Paal Kibsgaard Chairman and CEO	A
I will let Scott answer this. The only thing I would say is that when we laid out the division of the plans for OneSubsea, we knew it would take a bit of time. So we’ve been consistently saying to the market that we are pleased with the progress, but I’ll let Scott comment on how the uptake has been and the process that we went through.

Robert Scott Rowe President, Chief Operating Officer & Director, Cameron International Corp.	A
James, as you think about what happened in the deepwater environment in 2014, it really started to slow in early 2014, shortly after the formation of OneSubsea. But I’ll tell you, the other part of it is in the subsea world. These are long-cycle projects. To go from concept through design into feed and execution is an incredibly long cycle that takes years, and certainly the current environment is not helping there.

But the progress we’ve made in OneSubsea is outstanding. And Paal said this earlier, or Jack as well, but we are very pleased with what we’ve done there. We’ve grown our market share. We’ve grown our profitability. We’ve integrated technology in that business, and we have got an incredible roadmap of success within OneSubsea.

Now bringing this combination today will only continue to accelerate what we’re doing there, and I feel very confident in the outcome of the approach and what we’re doing within OneSubsea. So I think this accelerates what we’ve done, but I wouldn’t say – we’re not disappointed at all with what we’ve done in the last two years here with OneSubsea.

Paal Kibsgaard Chairman and CEO	A
Thank you, James.

James Carlyle West Evercore ISI	Q
Okay. Fair enough. So this only adds to the value proposition, it doesn’t take away from the value proposition?

Robert Scott Rowe President, Chief Operating Officer & Director, Cameron International Corp.	A
Yes, absolutely.

James Carlyle West Evercore ISI	Q
Okay. Okay. Perfect. Thanks, guys. Congrats again.

Paal Kibsgaard Chairman and CEO	A
Thanks, James.

Operator: Thank you. Bill Sanchez with Howard Weil, please go ahead.

William David Sanchez Scotia Howard Weil	Q
Thank you, my congratulations as well on the transaction. Paal, a question for you. Given how little overlap there   is in this deal, I would assume in the quick timeline that you’ll expect to close, I’m assuming there’s not a whole lot of pushback you expect on the regulatory authority side, first. And then just second, as you look at the product offerings of Cameron, is there anything where you would say you guys would like to just divest on your own here that doesn’t really fit for how you see this thing working out over time?

Paal Kibsgaard Chairman and CEO	A
If I start with the first part of the question, so you’re right. There’s basically no product line overlap in the offerings. But I would say our priority and focus now is to engage with the various antitrust agencies around the world and provide them with the required data to allow them to do their work and to make their own conclusions. But we stated that we are optimistic that this will go through and that we are hoping that we should be able to close the transaction in the first quarter of next year.

Now in terms of the Cameron total portfolio, we have no plans of divesting any part of their portfolio. We would like to keep it all.

William David Sanchez Scotia Howard Weil	Q
Okay, fair enough. I want to come back and ask just on the drilling business. I know you had mentioned earlier   this year about the desire for your own land rig design, and clearly you talked about that moving forward here and what Cameron brings to the table. I’m just curious of your thoughts on the offshore component on the drilling piece, given we’re in a trough level there for newbuild rigs. That’s a business that the visibility looks like it could still be in troughs for a long period of time. How do you see the offshore drilling piece of that business you’re going to be acquiring here, Paal? And what kind of opportunities do you think are perhaps incremental for Schlumberger outside of just what one might think of it’s just going to be centered on the prosperity of new rigs being built? Is there anything you can bring that’s differentiated there to that business?

Paal Kibsgaard Chairman and CEO
I would say that if you look at the Cameron drilling portfolio, it has a very good balance between land and offshore. And we have stated, as you say, the desire to engineer and manufacture our own land rigs. Cameron will be involved in doing that, and they obviously have expertise in their detail equipment that we need to build these rigs. So on the land side, that’s a very good contribution.

On the offshore side, as you also said, we have no interest in owning offshore rigs, but we are interested very much by the Cameron offshore drilling portfolio in terms of potentially engaging with some of the offshore drillers to offer potentially performance type of contracts to our customers, and also to use what we said, the combination of the downhole data, the surface capabilities of Cameron with instrumentation and software optimization to also drive drilling performance for the offshore rigs without owning the rigs. So yes, in terms of newbuild rigs at this stage, the market is soft, but I think over time this will recover. And I think the position we have both on land drilling and offshore drilling with the addition of Cameron is going to be excellent. Scott, anything you want to add?

Robert Scott Rowe President, Chief Operating Officer & Director, Cameron International Corp.	A
I would say the other opportunity on the offshore side is – while today we provide a lot of hardware on the offshore side, I firmly believe that Schlumberger is going to help accelerate our side in the services, and there’s a lot of opportunity to help operators improve their non-productive time and uptime and reliability. And I think Schlumberger has got a nice roadmap there for help. And then ultimately, as Paal talked about earlier, the digitization of what we’re doing on the drilling side, there are a lot of opportunities to progress there that ultimately help with reliability as well.

William David Sanchez Scotia Howard Weil	Q
And, Scott, probably drive that aftermarket portion of the drilling business quicker?

Robert Scott Rowe President, Chief Operating Officer & Director, Cameron International Corp.	A
Absolutely, that’s been our plan here for the last year as this market has really turned sour on us. We’ve got a strong plan to move more from hardware to services/aftermarket, and Schlumberger has got a great roadmap to help us on that.

William David Sanchez Scotia Howard Weil	Q
Great, I appreciate the time. Thank you.

Paal Kibsgaard Chairman and CEO	A
Thanks, Bill.

Operator: Thank you. Sean Meakim with JPMorgan, please go ahead.

Sean C. Meakim JPMorgan Securities LLC	Q
Hey, good morning.

Paal Kibsgaard Chairman and CEO	A

Good morning.

Simon Ayat Chief Financial Officer & Executive Vice President	A

Good morning.

Paal Kibsgaard Chairman and CEO	A

No questions for Simon here?

Sean C. Meakim JPMorgan Securities LLC	Q

I have another strategy question, if that’s okay.

Paal Kibsgaard Chairman and CEO	A

That’s fine.

Sean C. Meakim JPMorgan Securities LLC	Q
Expanding the – going from the core to process strategy to now core to pipeline, can you give us a little more on what R&D progress looks like internally now that we’re expanding out from just OneSubsea and what that program can look like going forward?

Paal Kibsgaard Chairman and CEO	A

Like I said, the overall focus of that R&D program is going to take the great portfolios of both what we have downhole today and what Cameron has on the surface and basically bring that together into complete systems, leveraging further instrumentation of the surface and a common data feed into our optimization software, which again will drive and actuate both the surface and the downhole parameters. So this is the thesis behind all the aspects of creating these total drilling systems and the total production systems. So the R&D is going to be focused obviously continuously on the excellence of both the downhole equipment portfolio and the surface equipment portfolio, but also we would be channeling more investments into that integration and instrumentation of the surface.

Sean C. Meakim JPMorgan Securities LLC	Q
Great, that makes sense. And I guess I’m just curious as we make that expansion, the increased exposure to the mid and downstream end markets and how Schlumberger views that additional exposure relative to what’s principally been an upstream focus historically.

Paal Kibsgaard Chairman and CEO	A
I think if you look at most of Cameron’s portfolio, it is very close to the wellhead, and that has a very close tie to what we do downhole in terms of both well-side production operations and well-side drilling operations. Valve and measurements moves a little bit further midstream, and we are interested in pursuing those opportunities on the back of a very strong market position from Cameron in valves and measurements.

Sean C. Meakim JPMorgan Securities LLC	Q
Okay, fair enough. Thanks and congratulations on the transaction.

Paal Kibsgaard Chairman and CEO	A

Thank you, Sean.

Operator: Thank you. Kurt Hallead with RBC Capital Markets, please go ahead.

Kurt Hallead RBC Capital Markets LLC	Q
Hey, good morning.

Paal Kibsgaard Chairman and CEO	A
Good morning.

Kurt Hallead RBC Capital Markets LLC	Q
Hey, great deal. congratulations.

Paal Kibsgaard Chairman and CEO	A
Thank you.

Kurt Hallead RBC Capital Markets LLC	Q
On both sides. So Paal, I was – still no questions for Simon, I’m sorry. I was wondering if you can give us a little bit more insight on the drilling synergies of this transaction.

Paal Kibsgaard Chairman and CEO	A
I think I’ll go over it again. I think what we said is we have over the past five years built the industry-leading downhole portfolio. And we have taken individual hardware components, built them into a total downhole system, where we are also now advancing some of the hardware components into making them more intelligent, digitizing them, and making them part of a total system which we can drive and optimize through software. So what we are saying now is that there are significant and critical elements of the drilling process that are on the surface. And by applying the same principle and strategy that we have done since we acquired Smith and Geoservices four years ago, we are going to extend that rationale and that business logic to also include all the surface elements of Cameron’s drilling portfolio.

So it is an extension of what we’ve done in the past. I think we have a proven track record of being able to do this from a technology and system integration standpoint. And I think also if you look at the financials of our Drilling group over the past four or five years, we have also shown how we can integrate and how we can drive value and financial performance from two different type of portfolios into one that is now basically on par with the rest of the Schlumberger.

Kurt Hallead RBC Capital Markets LLC	Q
And I appreciate...

Paal Kibsgaard Chairman and CEO	A
Go ahead.

Kurt Hallead RBC Capital Markets LLC	Q
I appreciate you reiterating and expanding on that point. The other question I would just have, Paal, is just on the surface, it really doesn’t appear that there are any substantial DOJ or antitrust issues. Is there something that you might be seeing differently than that?

Paal Kibsgaard Chairman and CEO	A
No. Like I said before, we don’t see any real product line overlap, but we are respectful of the DOJ and the European Commission and the various other antitrust agencies around the world to make their own judgment. So our focus is going to be to provide them with the information they require, and then work with them so that they can make their own conclusions on this.

Kurt Hallead RBC Capital Markets LLC	Q
Okay. That’s great. I appreciate the time. I appreciate it, thanks.

Paal Kibsgaard Chairman and CEO	A

Thank you.

Operator: Thank you. Dan Boyd with BMO Capital, please go ahead.

Daniel J. Boyd BMO Capital Markets (United States)	Q
Hi, thanks, and I do have a question for Simon.

Paal Kibsgaard Chairman and CEO	A

There we go.

Daniel J. Boyd BMO Capital Markets (United States)	Q
Simon, I know you were an integral part of the team that did the Smith deal, and I can only assume that you were part of this as well. Can you maybe give us a recap of the synergies that you ultimately achieved from Smith? I think the deal was accretive about one year ahead of schedule, and the synergies ended up being a little more than double. But maybe if you can walk us through that and how you think about how that may relate to this deal.

Simon Ayat Chief Financial Officer & Executive Vice President	A
Okay. So look, just to repeat the numbers, what we said that we’ll be $300 million pre-tax for the first year, and $600 million the second year. Most of these synergies are actually cost synergies, and we’re pretty confident that this will be achieved. As I said, we’ve been working on this deal for some time. It’s a bottom-up exercise, and we have got the organization to look at the different aspects.

Where it’s going to come from is in different areas, but it is very much in the manufacturing area of the two companies – the supply chain; it’s operational; it’s in the field. We have many overlapping places that we will optimize the resources we have in the plays. It’s the various items. And it is pretty – like I said, we are pretty confident that these will be achieved.

You’re right. In the Smith acquisition, we were able to become accretive in the second quarter after the acquisition. It’s a bit of a different market. We’ve taken into the equation here the current situation, and I think our assumptions are pretty realistic. And let’s hope we will achieve better.

Daniel J. Boyd BMO Capital Markets (United States)	Q
Okay.

Paal Kibsgaard Chairman and CEO	A
Simon, if I can just add, so while the early years after the close the synergies will come largely from costs, I would say that the overarching value from the transaction is going to be top line revenue growth and value creation together with our customers. So in these type of transactions, the cost synergies are much quicker to realize, but I would say our real excitement here is around what we can create by combining our technology offerings and drive technology-led growth on the top line.

Daniel J. Boyd BMO Capital Markets (United States)	Q
So the follow up to that would be just understanding where that top line growth comes, whether it’s offshore or onshore. But if I understand you correctly, are you suggesting there’s an opportunity to do IPM-type performance contracts offshore as well?

Paal Kibsgaard Chairman and CEO	A
If you look at drilling, yes, we are already doing it. It’s just that that IPM type of contract is entirely focused on what’s going on downhole. There is really no involvement of what’s going on, on the surface, right? So yes, there are opportunities to do I would say broader based integration type of contracts. But I think also by combining the technology portfolio and focusing on total system optimization on the surface and the subsurface, we will basically generate better performance for our customers. And whether that is done in an integrated fashion or through the more traditional individual contract types, we will have a performance lead which will benefit our customers, in which case we also expect to be partly compensated for that.

Daniel J. Boyd BMO Capital Markets (United States)	Q

Great, thank you. I’ll turn it back over.

Paal Kibsgaard Chairman and CEO	A
Thank you.

Operator: Thank you. Doug Becker with Bank of America, please go ahead.

Douglas L. Becker Bank of America Merrill Lynch	Q
Thanks, congratulations to all. Paal, at the time of forming the OneSubsea joint venture, there was obviously a lot of thought given to owning more manufacturing versus simply just having access. What’s changed that makes owning more manufacturing preferable to just the access that you had in the past?

Paal Kibsgaard Chairman and CEO	A
I would say the same principle as what’s being applied for OneSubsea is what we are now applying to the rest of the Cameron portfolio. Doing I would say working relationships or just preferred supplier agreements and these type of things, they become very difficult to manage, in particular when we need to start merging the lead technologies. And what is required here is a common operating system for both the surface and the subsurface. It will require modifications and changes to partly what we do on surface and to a certain extent what we do downhole. And to do that without having a real equity position is very difficult.

So we tried out this concept with the OneSubsea joint venture. It has worked very well. We are very pleased with the progress that Scott and the team have made. And while looking at the rest of the portfolio over time, we just came to realize that these type of opportunities exist for most of the various Cameron product lines. And then when we look at the overall transaction and we can make it accretive at the end of the first year, we are very comfortable moving and expanding our offering by acquiring Cameron.

Douglas L. Becker Bank of America Merrill Lynch	Q
It makes sense, and maybe just a general industry question. Obviously the deepwater is an important component to you, not the only component obviously. But just given the way that we are seeing in the deepwater, just your outlook on the deepwater over the next couple years?

Paal Kibsgaard Chairman and CEO	A
Our view in the deepwater hasn’t really changed. I think at this stage, there are reductions in deepwater activity. We’re very much focused on exploration because that is part of the deepwater activity that can be cut very quickly. If you look at the large projects that are already in motion, they are being carried through. And we are actively working with our customers from the Schlumberger side and from the Cameron side to help drive cost and efficiency in those projects.

And I think if we can continue to improve performance and give our customers confidence that in the future we can lower the cost per barrel, I would say that the deepwater resource base is so significant to the industry that it will continue to be developed. But I think the service industry has to take some ownership in help driving performance in that resource base. And I would say that this transaction is our contribution to taking ownership or driving total system performance for deepwater projects.

Douglas L. Becker Bank of America Merrill Lynch	Q
Makes sense again, thank you very much.

Paal Kibsgaard Chairman and CEO	A
Thank you.

Operator: Thank you. And the last question comes from Mike LaMotte with Guggenheim. Please go ahead.

Michael Kirk LaMotte Guggenheim Securities LLC	Q
Thanks and let me offer my congratulations as well. Paal, thanks for all the detail on the drilling and production concepts of – I should say more in concepts, but the integration of the automation, the instrumentation, and the software on the drilling and production side. My question is I’m wondering if there is opportunity to take those capabilities and technologies into the completions business and leverage what Cameron has done in CamShalE.

Paal Kibsgaard Chairman and CEO	A
Absolutely. I think that’s one of the things we have high on our list in terms of how we can integrate and create synergies around CamShalE and what we do on the frac side and for our fracking business, absolutely, so that’s a key component. Cameron has a very good presence in this part of the business, and they’re on the well side. So synergies around how we can jointly operate and how we can drive costs and efficiencies through these adjacent operations is very much on our list in terms of both cost and revenue type of synergies.

Michael Kirk LaMotte Guggenheim Securities LLC	Q
Great. And I will...

Robert Scott Rowe President, Chief Operating Officer & Director, Cameron International Corp.	A
I’ll just add to that. Cameron and Schlumberger have been working together for years now on the well frac management on the surface side, so we’re well down the line here. And by doing this, this only accelerates what we can do at the well side.

Michael Kirk LaMotte Guggenheim Securities LLC	Q
I imagine it’s easier as one company. I will ask a question for Simon. I’m curious if the stock will be treasury shares or new shares.

Simon Ayat Chief Financial Officer & Executive Vice President	A

To be honest, it makes no difference. It’s going to be – we have treasury shares, but these will be additional shares to the outstanding, which is your question. Yes, there will be additional shares.

Michael Kirk LaMotte Guggenheim Securities LLC	Q
Okay. And then lastly, if I can just recap on the timing, it strikes me that there are three elements to this in terms of why now: one, the success that we’ve seen in OneSubsea; two, the downturn in the cycle, it seems to be accelerating the need particularly on the deepwater side for lower cost solutions; and three, Paal, what you all have achieved independently in the last three years or so with respect to advances in software and instrumentation. Is that a fair recap as to why now?

Paal Kibsgaard Chairman and CEO	A
I think that’s a very fair recap, but I will add a fourth one. And that is obviously with what we are doing in our own corporate transformation, we are just now going to expand the scope for what we can drive in terms of the transformation. So we will be working with Scott and looking at what we can apply from what we are doing for the rest of Schlumberger on Cameron as well. So, that will be the fourth element. But yeah, the three others were a good summary.

Michael Kirk LaMotte Guggenheim Securities LLC	Q
Excellent, great. Thanks again, congratulations.

Operator: Thank you. And we’ll turn it back to Paal, please go ahead.

Paal Kibsgaard Chairman and CEO

All right, thank you very much.

So to conclude today’s call, let me again summarize the four elements that make this transaction so compelling. First is the broad opportunity for technology-led growth through the integration of Schlumberger’s reservoir and well technology with Cameron’s wellhead and surface technology, further enabled by our unique strength in instrumentation, software, and automation, all together launching an new era of total drilling and production system performance.

Second is the cost synergies that can be achieved through efficiency improvements in operating costs, engineering and manufacturing processes, and supply chain performance, strongly supported by our established corporate transformation platform.

Third is the value we will create for our customers through technology system innovation, improved operational performance, higher levels of cost efficiency, and much closer commercial alignment to new and more risk-based business models, all contributing towards improving production, increasing recovery, and lowering cost per barrel.

And last, the transaction will create value for shareholders through possible technology-driven growth in complementary businesses with virtually no product line overlap between Schlumberger and Cameron. And although currently industry conditions are challenging, the timing of this transaction will provide the combined company the time required to be optimally positioned for the market recovery.

That concludes our call. Thank you for participating.

Operator: Thank you. Ladies and gentlemen, this conference will be available for replay after 9:30 AM today through midnight, September 26, 2015. You may access the AT&T executive replay system at any time by dialing 1-800-475-6701 and entering the access code 367663. International participants, dial 320-365-3844. Those numbers again are 1-800-475-6701 and 320-365-3844, with the access code of 367663.

That does conclude our conference for today. Thank you for your participation and for using AT&T Executive Teleconference. You may now disconnect.

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